CUSIP NO. 002457109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AXM PHARMA INC.

(NAME OF ISSUER)

COMMON

(TITLE OF CLASS OF SECURITIES)

002457109

(CUSIP NUMBER)

CHET HOWARD
AXM PHARMA, INC.
7251 WEST LAKE MEAD BLVD., SUITE 300

LAS VEGAS, NV 89128
(702) 562-4155

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS)

FEBRUARY 4, 2005

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

(1)

Name of Reporting Persons:

Wang Wei Shi

S.S. or I.R.S. Identification Nos. of above persons:

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(5)

Check if Disclosure of Legal Proceedings

is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  Peoples Republic of China

Number of Shares

(7)  Sole Voting Power:  17.34%*

Beneficially Owned

By Each Reporting

(8)  Shared Voting Power: 16.09%*

Person With

(9) Sole Dispositive Power:  17.34%*

(10) Shared Dispositive Power: 16.09%*

(11) Aggregate Amount Beneficially Owned by

       Each Reporting Person:  6,047,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see

        Instructions).

 (13) Percent of Class Represented by Amount in Row (11):  33.43%*

(14) Type of Reporting Person (See Instructions):  IN

* The calculation is based on a total of 18,088,039 shares of common stock outstanding as of January 31, 2005, as last reported by the Issuer in its Registration Statement on Form S-3 filed with the Commission on February 3, 2005.

Item 1.  Security and Issuer.

This Schedule relates to shares of Common Stock of AXM PHARMA, INC.  (“AXM”)

AXM's principal executive offices are located at 7251 West Lake Mead Blvd., Suite 300, Las Vegas, NV 89128.

Item 2.  Identity and Background.

(a)

This statement is filed by Wang Wei Shi, a natural person.

(b)

Wang Wei Shi’s business address is 46 Wen An Road, Building 4, 5th Floor, Shenyang City, Liaonig Province, Peoples Republic of China.

(c)

Wang Wei Shi’s principal occupation is as Chairman of AXM’s Board of Directors.

(d)

 During the past five years, Wang Wei Shi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

 During the past five years, Wang Wei Shi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f)

Wang Wei Shi is a citizen of the Peoples Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of AXM Common Stock held by the Individual reported in this Schedule were acquired upon the exchange of shares of common stock of Werke Pharmaceuticals, Inc. ("WERKE") held by Ms. Wang for shares of AXM's common stock in connection with AXM's reverse acquisition of WERKE on March 14, 2003 (the "Share Exchange").

Item 4. Purpose of Transaction

Ms. Wang, together with the other shareholders of Werke, exchanged her shares of Werke on March 14, 2003, for shares of Wickliffe International Corporation, a U.S. publicly traded company, in order to bring Werke public through a reverse acquisition.  Wickliffe International Corporation changed its name to Axiom Pharmaceuticals, Inc. and on October 1, 2003, to AXM Pharma, Inc.

The transaction requiring Madame Wang to file this amendment is her transfer of 280,00 of her personally owned shares, of which she has sole voting power, to eight individuals as gifts, in a private transaction.  This private transaction did not involve the sale or purchase of any shares between the involved parties.

Item 5.  Interest in Securities of the Issuer

(a)

Ms. Wang is the beneficial owner of 6,047,000 shares of Common Stock, which represents 33.43% of AXM’s common stock outstanding.

(b)

Of the shares she beneficially owns, Ms. Wang has sole voting and power of disposition over 3,137,000 shares of Common Stock, including 300,000 options granted to Ms. Wang under the 2004 Incentive and NonStatutory Stock Option Plan. Members of Ms. Wang’s immediate family own 2,910,000 shares of Common Stock and accordingly, Ms. Wang has shared voting and power of disposition over those shares.

(c)

No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).

(d)

No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the 3,137,000 shares solely owned by Ms. Wang.  However, the members of Ms. Wang’s immediate family who own the 2,910,000 shares have the right, as does Ms. Wang to receive or the power to direct the receipt of dividends from, or proceeds from the of those securities.

(e)

 n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 4, 2005

Signature:   /s/ Wang Wei Shi

Name/Title:  Wang Wei Shi/Chairman of the Board